[Company letterhead]

August 1, 2011

Filed Via Edgar

Mr. James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3561

RE:	Geltology Inc.
Form S-1
Filed June 13, 2011
File No. 333-174874

Dear Mr. Allegretto:

This letter is in response to your letter dated July 13, 2011. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

General

1.
Based on the factors noted below, it appears that you may be a blank check company, as defined in Securities Act Rule 419.  Please revise the registration statement to comply with Securities Act Rule 419 and prominently disclose that you are a blank check company.  Alternatively, please provide a detailed explanation as to why Rule 419 does not apply to this offering, including a specific business plan for the next twelve months that includes a description of your day-to-day operations and a more comprehensive discussion of the manner in which the expenses listed on page 20 implicate your business plan.

•	You are a development stage company and shares of your common stock are “penny stock,” as defined by Exchange Act Rule 3a51-1.

•	You have not generated any revenues to date from your proposed primary line of business of selling yoga mats.

•	You have conducted very limited operations since your inception.

•	You will be unable to implement your business plan without substantial additional funding.

•	The registration statement contains very general disclosure related to the nature of your business plan.

Subsequent to filing our Registration Statement on Form S-1 with the Commission, Mr. Yehuda Szender and Geltology Inc. agreed to make the business of providing consulting services to match factories in China with western companies looking to manufacture goods in China our primary business.

2.	Please include the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K on the outside back cover page of the prospectus.

We have included the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K on the outside back cover page of the prospectus.

3.
Please revise the disclosure throughout the prospectus to clarify that you have generated revenues from only one consulting transaction that was unrelated to your proposed line of business, that you have not generated any revenues from your proposed primary line of business of selling yoga mats, and that the possibility of raising additional funds for the company from “consulting fees like those [you] have earned in the past” involves engaging in a line of business that is not your proposed line of business and is not guaranteed to result in revenues to the company.  In addition, please address any material effects on the development of your business plan and operations resulting from your company engaging in such consulting transactions, including any effects of management expending time on a line of business that is not your proposed line of business and whether the company would incur any expenses in connection with engaging in such consulting transactions.  We note, for example, that you discuss only your consulting revenues without reference to your lack of revenues from sales of yoga mats in “Prospectus Summary—Corporate Background” and that you state that you have not generated any revenue in the second risk factor on page 3 and in “Determination of Offering Price.”

Subsequent to filing our Registration Statement on Form S-1 with the Commission, Mr. Yehuda Szender and Geltology Inc. agreed to make the business of providing consulting services to match factories in China with western companies looking to manufacture goods in China our primary business. We have revised the Prospectus accordingly and have specifically focused on the fact that all of our revenues through March 31, 2011 came from one transaction.

Front Cover Page of Registration Statement

4.
On the front cover page of the registration statement, immediately following the contact information of your attorney, please disclose the approximate date of commencement of your proposed sale to the public.  If, for example, you intend to commence your proposed sale as soon as practicable after effectiveness of the registration statement, please say so.  See Form S-1.

We have noted on the front cover page of the registration statement that we plan to commence our proposed sale to the public as soon as practicable after effectiveness of the registration statement.

5.	Please move the last two paragraphs on the front cover page of the registration statement to the outside front cover page of the prospectus (page i). See Item 501(b)(10) of Regulation S-K.

We have added the last two paragraphs on the front cover page of the registration statement to the outside front cover page of the prospectus (page i).

Outside Front Cover Page of Prospectus

6.	Please disclose your offering expenses and net proceeds on a per share basis, as you currently disclose such information only on a total basis. See Item 501(b)(3) of Regulation S-K.

We have disclosed our offering expenses and net proceeds on a per share basis.

Prospectus Summary, page 2

Corporate Background, page 2

7.
Please revise the statement that you have no employees, as you appear to have at least two employees in Yehuda Szender and Ryan Goldstein.  Please make a similar revision in “Description of Business—Employees.”

Messrs. Szender and Goldstein work for us as independent contractors for only 3-5 hours per week. Under the circumstances, we do not believe that they are currently employees.

8.
Please revise the disclosure under “Market for the common shares” to clarify that there also is no assurance that a market maker will file an application for quotation of your stock, or that such an application will be accepted.  Similarly, on pages 11, 16, 25 and 27, please revise to clarify that you may not find a market maker willing to file an application for quotation of your stock, that such an application will be accepted or, if accepted, that a market for your stock will develop or be sustained.

We have added the disclosure as requested in each place requested by the Commission.

9.
We note your disclosure that you earned $45,430 in relation to Mr. Szender matching factories in China with western companies looking to manufacture goods there.  Please expand your basis of presentation and organization on page F-7 in the notes to the financial statements to describe such business activities.

We have added Note 2 to the Financial Statements on page F-8 indicating that we are a development stage company.

Risk Factors, page 3

Risk Factors Relating to Our Company, page 3

If our business strategy is not successful…, page 4

10.
We note disclosure that you earned a net profit of $15,461 for the period from inception through March 31, 2011, which differs from the net profit of $13,142 described in the results of operations on page 20.  Please revise or advise.

We have corrected the net profit amount to $13,142.

We are heavily dependent…, page 4

11.	Please revise to disclose that you do not have employment agreements with Messrs. Szender and Goldstein.

We have revised to disclose the fact that we do not have employment agreements with Messrs. Szender and Goldstein.

Risks Relating to Our Common Shares, page 9

Our articles of incorporation provide for indemnification…, page 14

12.
We note the disclosure in this risk factor regarding provisions in your charter for indemnification of directors and officers.  However, your charter filed as Exhibit 3.1 to the registration statement does not contain such provisions.  Please revise.

We have revised the disclosure to indicate that the provisions for indemnification of officers and directors are in our bylaws and not in our certificate of incorporation.

Use of Proceeds, page 15

13.
Please clarify that amounts of $39,930, $59,630 and $98,530 represent your total estimated expenses under each of the three scenarios.  Please make a similar revision in “Management’s Discussion and Analysis or Plan of Operation—Liquidity and Capital Resources.”

We have added a line to each of the charts under “Use of Proceeds” to indicate that $39,930, $59,630 and $98,530, respectively, represent our total estimated expenses under each of the three scenarios.

Determination of Offering Price, page 15

14.
We note the disclosure in the first sentence that you will offer the shares at prevailing market prices or privately negotiated prices after a market for your common stock develops.  Because you are ineligible to conduct an at the market offering, you must sell the shares at a fixed price throughout the offering.  Please revise.  See Securities Act Rule 415(a)(4).

We have revised the disclosure to indicate that we will offer the shares at a fixed price of $0.02 per share throughout the offering.

Description of Business, page 17

15.
We note that the risk factors on pages 5, 7 and 8 discuss government regulations, intellectual property rights and supplier information, respectively, associated with your business.  Please provide the disclosure required by Item 101(h)(4)(v), (vii) and (ix) of Regulation S-K in this section.

We have provided the requested disclosure.

16.
We note your statement that the Yoga Journal estimates that the household income of 68% of people who regularly practice yoga was above $75,000 per year, but the study appears to indicate that such percentage is 44%.  Please revise or advise.

We have corrected the disclosure to indicate that 44% of those people who regularly practice yoga are estimated to have household income in excess of $75,000 per year.

Results of Operations, page 20

17.
Please revise your disclosure to clarify, as you suggest on page 4, that your $45,430 in revenues was generated in a one-time transaction that is not related to your intended business, with a view toward informing investors whether this trend in revenues will continue as you pursue your intended business.

We have revised the disclosure to indicate that the entire amount of revenues came from one transaction, but as we noted earlier, we intend to engage in the business of providing consulting services to match factories in China with western companies looking to manufacture goods in China as our primary business.  We have added an indication of how many such transactions we expect to conclude each year.

Liquidity and Capital Resources, page 20

18.
We note your statement that you “will require approximately $40,000 for the next 12 months of operations” and that you “expect to incur a minimum of $40,000 in expenses during the next 12 months of operations.” However, on page 22 you state that you “expect to incur a minimum of $100,000 in expenses during the next twelve months of operations.” Please revise your disclosure so that it is clear and consistent.

We have revised the disclosure to indicate that expect to incur a minimum of $40,000 in expenses during the next twelve months of operations and not $100,000.

19.
We note that you will require approximately $40,000 for the next 12 months of operations, which exceeds your current cash on hand. We further note that you have not generated cash from your intended primary operations since your incorporation.  Given these negative trends and the uncertainty with respect to the amount of funds you will raise in the offering, tell us what consideration you gave to disclosing the principal conditions and events that may have initially caused concern regarding your ability to continue as a going concern for a reasonable period of time.  See AU 341.11 of PCOAB Standards and related rules.

In management’s opinion, the Company will have the required funds needed to operate for the next 12 months based on the Company's plan to raise $40,000 in the offering, possible additional revenue from consulting and loans from shareholders if needed. Therefore, the cash balance at the balance sheet date is not a negative trend that requires disclosing the principal conditions and events that may have initially caused concern regarding the Company's ability to continue as a going concern for a reasonable period of time.

Directors, Executive Officers, Promoters and Control Persons, page 22

20.
We note the statement that none of your directors or officers has been affiliated with any company that has filed for bankruptcy within the last five years.  Please revise such statement to comply with the ten year time period required by Item 401(f)(1) of Regulation S-K.

We have revised the disclosure to include the ten-year period required by Item 401(f)(1) of Regulation S-K.

21.
We note your disclosure that “there is a potential conflict of interest in that our directors and officers have the authority to determine issues concerning management compensation and audit issues that may affect management decisions.”  Please disclose whether or not your board has standards in place pursuant to which any such conflicts will be resolved.  If so, please indicate whether they are in writing.

We have added the requested disclosure.

Plan of Distribution, page 25

22.	Please provide the disclosure required by Item 508 of Regulation S-K with respect to this offering.

We have added the disclosure required by Item 508 of Regulation S-K with respect to this offering.

Share Capital, page 26

Description of Securities, page 27

23.
We note the statement that the description of your capital stock is a summary and is qualified by the provisions of your charter.  Please remove such qualification and provide all applicable disclosure required by Item 202(a) of Regulation S-K.

We have removed the qualification and have provided all of the applicable disclosure required by Item 202(a) of Regulation S-K.

Common Stock, page 27

24.
We note the statement that your charter does not contain a provision that would delay, defer or prevent a change in control of you.  However, we also note that you have not opted-out of being governed by Section 203 of the Delaware General Corporation Law and that your risk factor on page 13 indicates that your charter may inhibit a takeover.  Accordingly, please disclose the effects that such law could have on delaying, deferring or preventing a change in control of you.  You may satisfy such disclosure by including a cross-reference to the risk factor on page 13 discussing such law.  See Item 202(a)(5) of Regulation S-K.

We have added disclosure indicating that we are subject to Section 203 of the Delaware General Corporation Law, which may inhibit a takeover of our company.

Signatures, page 34

25.
Please revise the second signature of Mr. Szender to clarify that he also is signing in his individual capacity as your principal executive officer, principal financial officer and principal accounting officer.

We have revised the signature to indicate that Mr. Szender is signing as principal executive officer, principal financial officer and principal accounting officer.

Financial Statements, pages F-3 – F-6

26.	Please identify your financial statements as those of a development stage entity. See ASC 915-205-45-4.

We have revised our financial statements to identify them as those of a development stage entity.

Exhibit 5.1

27.	Please disclose in the first paragraph that the Rimon Law Group has served as your counsel.

Rimon Law Group has added a reference to indicate that it has served as our counsel.

28.
Please revise the reference in the last paragraph to our rules and regulations.  While counsel may state that its admission is not required under the rules and regulations promulgated pursuant to Securities Act Section 7, it may not state that its admission is not required under our rules and regulations generally.

Our counsel has corrected the reference to limit it to Section 7 of the Securities Act in accordance with the Commission’s request.

Exhibit 23.2

29.	We note that the consent refers to an “amended Form S-1.” Please have your independent accountant revise the written consent to reference the appropriate document as filed.

We are filing a new written consent from our accountant together with this registration statement.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Yehuda Szender
/s/

President, Chief Executive Officer, Treasurer and Director
Geltology Inc.